SNIPP INTERACTIVE INC.

SNIPP LAUNCHES LOYALTY PILOT PROGRAM WITH GLOBAL FORTUNE

500 BEVERAGE COMPANY

July 7, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX  Venture Exchange, is pleased to announce that it has launched a pilot loyalty program for one brand in the portfolio of one of the largest alcohol beverage companies in the world, utilizing the SnippCheck and SnippLoyalty platforms. The company, which operates globally, is one of the largest breweries in the world and also produces a wide selection of distilled beverages, energy drinks, and non-alcoholic malt beverages.

“This program is an example of the improved capability of the integrated SnippCheck and SnippLoyalty platforms. In the past few months, Snipp has signed several integrated loyalty and receipt processing partnerships with companies spanning multiple markets and industries, a reflection of our strength and growth in the category. Our clients are very pleased with the level of customer engagement and data collection we provide, and we expect these integrated programs to continue to drive sales and generate growth,” said David Hargreaves, Chief Client Officer at Snipp.

The pilot program will run from July until September 2016 in select states in the US before being rolled out nationally. Consumers who make a qualifying brand purchase can snap and submit a picture of their receipt on a branded site. Once the consumer is age and state gated and the receipt is validated on the ShippCheck platform, they receive points that can be redeemed to win prizes such as branded merchandise. Consumers can also accrue points by interacting with the brand on social media platforms. This campaign is being promoted across various media outlets, including radio, video, web and social media.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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